Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE RE-APPOINTMENT OF DIRECTORS BY CAPITAL GP L.L.C.

ATHENS, GREECE, August 8, 2023 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that Capital GP L.L.C., its general partner (the “General Partner”), has re-appointed each of Messrs. Gerasimos (Jerry) Kalogiratos and Gurpal Grewal to act as members of the Board of Directors of the Partnership appointed by the General Partner in accordance with the provisions of the agreement of limited partnership of the Partnership (each such director, an “Appointed Director”), for an additional three year term commencing on the date of the Partnership’s 2023 annual general meeting.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 23 vessels, including seven latest generation LNG carriers, 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel, which the Partnership has agreed to sell.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.